Exhibit 2.2
FIRST AMENDMENT TO PURCHASE AND SALE AGREEMENT
(Casa Munras, Monterey, California)
     This First Amendment dated as of November 8, 2005 (this “First Amendment”) amends that certain Purchase Agreement dated as of August 11, 2005 by and between, among others, CASA MUNRAS HOTEL PARTNERS, L.P., a California limited partnership (“Seller”), and CASA MUNRAS HOTEL, LLC, a Delaware limited liability company (“Buyer”).
RECITALS
     WHEREAS, Seller and Buyer have entered into that certain agreement captioned “PURCHASE AGREEMENT”, dated effective as of August 11, 2005, pursuant to which Seller has agreed to sell and Buyer has agreed to purchase, on the terms therein set forth, that certain real property commonly known as the Casa Munras Garden Hotel (the “Property”) located in Monterey, California (the "Agreement”). Each capitalized term used herein that is not specifically defined shall have the meaning ascribed to such term in the Agreement;
     AND WHEREAS, Buyer sent to Seller that certain Approval Notice, dated as of October 28, 2005, which Buyer contends constituted A notice of acceleration of the Closing Date to November 7, 2005;
     AND WHEREAS, Buyer contends that Seller requested an extension of the Closing Date to permit the lender to complete the defeasance of the exiting loan on the Property;
     AND WHEREAS, pursuant to Section 9D(9)(b) of the Agreement, Seller is required to give Buyer at least three (3) business days after notice of any proposed Competing Transaction to respond to such Competing Transaction. On November 3, 2005, Seller sent a notice to Buyer concerning what Seller contends was a Competing Transaction;
     AND WHEREAS, on November 3, 2005, Buyer filed a lawsuit against Seller in Superior Court of Monterey County in the State of California, Case No. M76725 alleging a cause of action for breach of contract against the Seller and also filed a lis pendens against the Property;
     AND WHEREAS, Buyer and Seller desire to cooperate to complete the sale of the Property to Buyer and to amend the Agreement, subject to certain provisions and agreements as more particularly set forth below.
     NOW THEREFORE, in consideration of the mutual undertakings of the parties hereto, it is hereby agreed as follows:
     1. Closing Date. The parties hereto acknowledge and agree that the Closing Date as referenced in the Approval Notice shall be extended to a date not later than November 30, 2005 (“Amended Closing Date”), without otherwise limiting the parties’ rights and remedies under the Agreement (including any permitted extensions of the Closing Date therein), except as expressly provided in this First Amendment. On written notice by Seller to Buyer of Seller’s readiness to close, Buyer shall be required to deposit the balance of the Purchase Price into escrow with the Title Company within two (2) business days. Buyer shall not request nor be entitled to a refund of the deposit unless the Closing does not occur by the Closing Date. Subject to the delivery of closing documents by the parties and Buyer’s timely deposit of the balance of immediately available funds necessary to close, the Closing shall occur on the fourth (4th) business day after such deposit. However, in no event shall Buyer be required to make such deposit prior to November 14, 2005. Notwithstanding the foregoing, Seller shall not be liable for any delay in closing due to causes beyond its reasonable control, including fires, explosions, strikes, shortages, failure of telecommunications, acts of God, natural calamity, rioting, civil unrest, insurrection, acts of terrorism, embargoes, industrial disputes, acts of government, suspension of trading in securities on the New York Stock Exchange, the American Stock Exchange or the NASDAQ National Market System, declaration of a banking moratorium, acts or omissions of third parties, or the like, provided that Seller has used its best efforts to close at the scheduled time or as soon thereafter as possible.
     2. Competing Transactions. The Seller agrees that, notwithstanding the provisions of Section 9D(9)(b) of the Agreement, the Seller may not terminate the Agreement as a result of a Competing Transaction.
     3. Lawsuit. Buyer shall promptly execute a Request for Dismissal with prejudice with respect to its Complaint for Breach of Contract in Case No. M76725 pending in the Superior Court of the State of California for the County of Monterey (the “Action”), and shall promptly deliver the original, executed Request for Dismissal to the escrow holder with irrevocable instructions to file the Request for Dismissal in the Action concurrently with the Closing of the Agreement as hereby amended. Buyer shall not, prior to or on the Amended Closing Date, take any action to prosecute the lawsuit other than to serve Seller with process.
     4. Release. Buyer hereby releases Seller and its partners, employees, representatives, beneficiaries, agents, attorneys, assigns, predecessors, successors, spouses, heirs, executors, administrators, trustees, and all existing and former owners and officers from any and all claims, demands, damages, debts, liabilities, obligations, costs, expenses, actions, and causes of action of every kind and nature whatever, whether now known or unknown, suspected or unsuspected, anticipated or unanticipated, that are the subject of, or are based on, arising from, or relating to the disputes and disagreements described in the Action and/or the facts and circumstances alleged in, giving rise to, or which could have been alleged in the Action, or which are based on Seller’s acts that Buyer alleges, in its Complaint in the Action, constitute breaches of the Agreement, or which relate to any breach in existence prior to the Closing which could have been alleged and which does not continue at the Closing, including but not limited to any award, claim, right, judgment, or order for, without limitation, attorney fees and costs (“Released Matters”). Buyer agrees to immediately release and/or withdraw any abstracts of judgment, liens and/or notices of lis pendens filed or recorded against Seller or the Property arising out of or in connection with the Action. Nothing contained herein shall constitute a release of the parties’ obligations under the Agreement and this First Amendment, or of any claims that Buyer may have other than the Released Matters. If this Agreement is not consummated on a timely basis due to Seller’s default, then the release provided herein shall be null and void, except that Buyer’s release as provided herein shall become irrevocable concurrently with the Closing of the Agreement as hereby amended. Notwithstanding the foregoing, in no event will the Seller be relieved of its obligations under the Agreement or this First Amendment on the Closing Date or with respect to the breach of any representations or warranties set forth therein as of the Closing

Date, regardless of when the facts and circumstances giving rise to a claim of breach of such obligations or representations or warranties first arose.
     It is the intention of the parties, in executing this Agreement and in receiving the consideration called for in this Agreement, that this Agreement shall be effective as a full and final general release of the Released Matters. The Buyer acknowledges that it is familiar with Section 1542 of the Civil Code of the State of California, which provides as follows:
     “A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.”
     Buyer waives and relinquishes any right or benefit which it has or may have under Section 1542 of the Civil Code of the State of California to the full extent that it may lawfully waive such rights and benefits pertaining to the subject matter of this Agreement.
     5. Veteran’s Day Holiday. For purposes of the Agreement and this First Amendment, Friday, November 11, 2005 shall be deemed a Business Day as that term is defined in Section 12H(3) of the Agreement.
     6. Conflicts with Agreement. In the event that any specific provision in this First Amendment conflicts with the Agreement in any manner, the terms and conditions of this First Amendment shall control for all purposes.
     7. No Other Modification. Except as specifically set forth herein, the Agreement is unmodified and is hereby ratified and remains in full force and effect.
     8. Successors and Assigns. This First Amendment shall be binding upon any Qualified Assignees of the Buyer and upon any other successors and assigns, whether permitted or by operation of law, of either of the parties.
     9. Counterparts; Facsimile. This First Amendment may be executed in one or more counterparts, each of which shall be deemed to constitute an original, but all of which, when taken together, shall constitute one and the same instrument, with the same effect as if all of the parties to this First Amendment had executed the same counterpart. The parties hereto agree that facsimile copies of signatures shall be acceptable and shall be deemed original signatures (provided, however, each party will send the other an executed counterpart original if requested).
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     IN WITNESS WHEREOF, the parties hereto have executed this First Amendment effective as of the date first above written.
SELLER:
CASA MUNRAS HOTEL PARTNERS, L.P.,
a California limited partnership

By:	Casa Munras GP, LLC, a California limited liability company, its General Partner

By:	/s/ JOHN F. ROTHMAN John F. Rothman Managing Member

By:	/s/ MAXINE YOUNG Maxine Young Managing Member

GENERAL PARTNER:
CASA MUNRAS GP, LLC,
a California limited liability company

By:	/s/ JOHN F. ROTHMAN John F. Rothman, Managing Member

By:	/s/ MAXINE YOUNG Maxine Young, Managing Member
MANAGING MEMBERS (with respect to the express obligations set forth in Section 17B of the Purchase Agreement only):

/s/ JOHN F. ROTHMAN

JOHN F. ROTHMAN

/s/ MAXINE YOUNG

MAXINE YOUNG

BUYER:
CASA MUNRAS HOTEL, LLC,
a Delaware limited liability company

By:	Larkspur Hotels, LLC, a Delaware limited liability company, its Sole Member

By:	Corte Madera Hotel Investors, LLC, a Delaware limited liability company, its Manager

By:	/s/ KARL HOAGLAND III Karl K. Hoagland III its Manager